UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2011.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican company of variable capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form
20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K
INDEX TO UNAUDITED FINANCIAL INFORMATION

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Item 1. Basis of Presentation of Quarterly Periods Information
On May 5, 2011 Satélites Mexicanos, S.A. de C.V. (“Satmex”) entered into an Indenture with Wilmington Trust FSB, as trustee, (the “New Indenture”) pursuant to which we issued $325 million of 9.5% Senior Secured Notes due 2017 (the “New Notes”). Section 4.03 of the New Indenture requires us to furnish reports on Form 6-K containing unaudited quarterly financial statements together with a Management’s Discussion and Analysis of Financial Condition and Results of Operations on a quarterly basis. The New Indenture also requires us to provide certain financial information to the holders of the New Notes (or file such information with the Securities and Exchange Commission for public availability).
The presentation in this Form 6-K gives effect to the issuance of the New Notes pursuant to the New Indenture or the related transactions including, but not limited to, our voluntary filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011 and the confirmation of our plan of reorganization on May 11, 2011, which plan became effective on May 26, 2011 (the “Transactions”). See Notes 2 and 14 of the Notes to the Unaudited Condensed Consolidated Financial Statements herein for a description of the Transactions.
Under (i) the indenture (the “Old First Priority Indenture”), dated as of November 30, 2006, among Satmex, each of the First Priority Guarantors named therein, as first priority guarantors, and U.S. Bank National Association, a national banking association, as first priority indenture (successor) trustee, and (ii) the indenture (the “Old Second Priority Indenture” and, together with the Old First Priority Indenture, the “Old Indentures”), dated as of November 30, 2006, among Satmex, each of the Second Priority Guarantors named therein, as second priority guarantors, and Wells Fargo Bank National Association, a national banking association, as trustee, we were required, pursuant to Section 4.10(b) of the Old First Priority Indenture and Section 4.8 of the Old Second Priority Indenture, to furnish, after the end of each of the first three quarterly periods of each fiscal year, our unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth a comparison to the figures for the previous year or, in the case of our balance sheet, the previous year-end. Additionally, Section 4.11(a)(iv) of the Old First Priority Indenture and Section 4.10 of the Old Second Priority Indenture required us to furnish quarterly unaudited financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations and its subsidiaries by quarter, compared to the corresponding quarter of the previous year.
The notes issued under the Old First Priority Indenture (the “First Priority Old Notes”) and the notes issued under the Old Second Priority Indenture (the “Second Priority Old Notes”) were repaid and cancelled on May 27, 2011.
The accompanying condensed consolidated financial statements have not been audited, but are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They do not include all of the information and footnotes required by U.S. GAAP for a complete set of consolidated financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).
This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART I — FINANCIAL INFORMATION

Item 2.	Unaudited Financial Statements
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	Successor Registrant	Predecessor Registrant
	June 30, 2011	December 31, 2010
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$150,815	$75,712
Accounts receivable — net	16,384	13,126
Due from related parties	—	840
Inventories — net of allowance for obsolescence	539	494
Prepaid insurance	2,750	4,911

Total current assets	170,488	95,083

Satellites and equipment — net	258,632	202,045
Construction in progress — Satmex 8	191,489	63,113
Concessions — net	44,565	38,185
Intangible assets	97,671	7,156
Guarantee deposits and other assets	855	873
Deferred financing costs	17,994	—
Goodwill	—	32,502

Total	$781,694	$438,957

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Short-term portion of debt obligations	$—	$238,237
Accounts payable and accrued expenses	52,532	14,630
Deferred revenue	2,271	2,344
Accrued interest	3,002	1,781
Due to related parties	4	—
Income tax payable	34	101
Deferred income taxes	479	325

Total current liabilities	58,322	257,418

Debt obligations	325,000	197,873
Deferred revenue	57,540	60,666
Accounts payable and accrued expenses	2,737	2,677
Labor obligations	943	943
Deferred income taxes	11,593	5,413

Total liabilities	456,135	524,990

Contingencies and commitments (Note 14)

Shareholders’ equity (deficit):
Satélites Mexicanos, S.A. de C.V. shareholders’ equity (deficit)
Common stock:
Class I, no par value, 50,000 shares authorized, issued and outstanding
Class II, no par value, 129,950,000 shares authorized, issued and outstanding
Paid-in capital	326,514	46,764
Accumulated deficit	(4,552)	(136,320)

Total Satélites Mexicanos, S.A. de C.V. shareholders’ equity (deficit)	321,962	(89,556)
Noncontrolling interest	3,597	3,523

Total shareholders’ equity (deficit)	325,559	(86,033)

Total	$781,694	$438,957

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars)

	Six months			Quarterly
	Successor			Successor
	Registrant	Predecessor Registrant		Registrant	Predecessor Registrant
	Period from	Period from		Period from	Period from
	May 27, 2011	January 1, 2011	Six months	May 27, 2011	April 1, 2011	Three months
	through June	through May	ended	through June	through May	ended
	30, 2011	26, 2011	June 30, 2010	30, 2011	26, 2011	June 30, 2010
Revenues:
Satellite services	$8,554	$43,734	$53,056	$8,554	$17,100	$26,626
Broadband satellite services	1,237	5,190	6,204	1,237	2,004	3,201
Programming distribution services	996	4,786	4,641	996	1,978	2,267

Total revenues	10,787	53,710	63,901	10,787	21,082	32,094

Costs and expenses
Satellite services (1)	896	4,401	5,563	896	1,829	2,832
Broadband satellite services(1)	305	685	1,141	305	244	649
Programming distribution services (1)	596	2,625	2,475	596	1,070	1,252
Selling and administrative expenses (1)	1,966	7,716	7,579	1,966	2,955	3,922
Depreciation and amortization	7,598	17,078	21,414	7,598	6,856	10,971
Restructuring and reorganization expenses, net (2)	3	28,766	9,057	3	19,920	5,182

Total costs and expenses	11,364	61,271	47,229	11,364	32,874	24,808

Operating (loss) income	(577)	(7,561)	16,672	(577)	(11,792)	7,286

Other (expenses) income:
Interest expense and financing costs	(1,592)	(17,206)	(22,446)	(1,592)	(6,533)	(11,901)
Interest income	66	150	160	66	56	73
Net foreign exchange (loss) gain	(58)	349	6	(58)	176	38

Loss before income tax	(2,161)	(24,268)	(5,608)	(2,161)	(18,093)	(4,504)

Income tax expense (benefit)	2,391	2,199	511	2,391	2,011	(2,044)

Net loss	(4,552)	(26,467)	(6,119)	(4,552)	(20,104)	(2,460)

Less: Net income attributable to noncontrolling interest	71	3	171	71	10	41

Net loss attributable to Satélites Mexicanos, S.A. de C.V.	$(4,623)	$(26,470)	$(6,290)	$(4,623)	$(20,114)	$(2,501)

(1)	Exclusive of depreciation and amortization shown separately.

(2)
Restructuring and reorganization expenses consist of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees)

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Six Months
	Successor
	Registrant	Predecessor Registrant
	Period from	Period from
	May 27, 2011	January 1,	Six months
	through June	2011 through	ended June
	30, 2011	May 26, 2011	30, 2010
Cash flows from operating activities:
Net loss	$(4,552)	$(26,467)	$(6,119)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,598	17,078	21,414
Deferred income taxes	2,404	1,575	(342)
Deferred revenue	(188)	(977)	(1,172)
Amortization of deferred financing costs	253	—	—
Interest accrued to principal on debt obligations	—	4,020	7,569

Changes in operating assets and liabilities:
Accounts receivable	3,228	(6,486)	(7,042)
Due from related parties	4	840	(297)
Inventories	121	(166)	127
Prepaid insurance	280	1,881	2,686
Guarantee deposits and other assets	150	(132)	(86)
Deferred financing costs	—	(18,247)	—
Accounts payable, accrued expenses and income tax	(6,771)	4,761	1,249
Guarantee deposits and accrued expenses	(44)	665	(129)
Accrued interest	2,573	3,644	15

Net cash provided by operating (used in) activities	5,056	(18,011)	17,873

Cash flows from investing activities:
Construction in progress Satmex 8 (including capitalized interest)	(45,357)	(42,731)	(16,046)
Acquisition of equipment	10	(627)	(2,708)

Net cash used in investing activities	(45,347)	(43,358)	(18,754)

Cash flows from financing activities:
Capital contributions	—	90,000	—
Repayment of First Priority Old Notes	—	(238,237)	—
Issuance of New Notes	—	325,000	—

Net cash provided by financing activities	—	176,763	—

Cash and cash equivalents:
Net (decrease) increase for the period	(40,291)	115,394	(881)
Beginning of period	191,106	75,712	102,393

End of period	$150,815	$191,106	$101,512

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

	Six Months
	Successor
	Registrant	Predecessor Registrant
	Period from	Period from
	May 27, 2011	January 1,	Six months
	through June	2011 through	ended June
	30, 2011	May 26, 2011	30, 2010
Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$617	$13,797	$13,725

Capitalized interest	$1,374	$4,199	$—

Income taxes paid	$272	$528	$4,079

Non-cash investing activities:
Capital expenditures incurred not yet paid	$4,999	$35,678	$—

Non-cash financing activities:
Capitalization of debt into equity	$—	$206,890	$—

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Condensed Notes to Unaudited Consolidated Financial Statements

(In thousands of U.S. dollars)
1.	Nature of business

Satélites Mexicanos, S.A. de C.V. and subsidiaries (“Satmex” or together with its subsidiaries, the “Company”) is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. Our current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and direct-to-home satellite (“DTH”) television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. We provide our services primarily to three types of customers: data and voice-over IP networks, video and government.

We primarily provide commercial FSS through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. We have started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. We anticipate that construction on Satmex 8 will be completed by July 2012 and that Satmex 8 will be in-service by the end of 2012. In March 2008, Solidaridad 2, was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. The Mexican government granted us a concession (the “Property Concession”) to use the land and buildings on which our satellite control centers are located for an initial term expiring in October 2037, which Property Concession may be renewed.

In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%-owned subsidiary Enlances Integra, S. de R.L. de C.V. (“Enlaces”) and programming distribution services through our “Alterna’TV” digital distribution platform.

2.	Basis of presentation

The accompanying condensed consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated and effect has been given to the recapitalization transactions discussed below and to the adoption of push—down accounting.

Recapitalization transactions — In an effort to address certain liquidity needs, Satmex reached an agreement with certain holders of the First Priority Old Notes and Second Priority Old Notes issued under the Old Indentures regarding a comprehensive recapitalization of Satmex effected through various transactions, including the solicitation of the voluntary filling on April 6, 2011 by Satmex, Alterna’TV Corp. and Alterna’TV Int. Corp. for protection under Chapter 11 of the U.S. Bankruptcy Code, and the confirmation (received on May 11, 2011) and consummation (which occurred on May 26, 2011) of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan of Reorganization”) to provide the Company resources to (i) repay the First Priority Old Notes through the issuance of $325.0 million of 95% Senior Secured Notes due 2017 (the “New Notes”), and (ii) to timely finance the completion of Satmex 8 satellite, through a rights offering to the holders of the Second Priority Old Notes in the indirect parent of reorganized Satmex to eligible holders of Second Priority Old Notes in an aggregate amount of up to $96,250 (the “Primary Rights”). Eligible holders of Second Priority Old Notes also had the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40,000 (the “Follow-On Rights”), which may be called by reorganized Satmex for purposes of funding the construction and launch of its Satmex 7 satellite.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The terms of the Plan of Reorganization contemplated that holders of claims against and interests in Satmex received the following treatment:
•	Holders of Satmex’s First Priority Old Notes were paid out in cash at par plus accrued interest at the non default rate without premium or penalty.

•
Holders of Satmex’s Second Priority Old Notes received as consideration for the cancellation of the Second Priority Old Notes, their pro rata share of (i) either direct interests in reorganized Satmex or equity interests in the indirect parent of reorganized Satmex , (ii) the Primary Rights to invest in additional interests in Satmex or the indirect parent of reorganized Satmex, and (iii) the Follow-On Rights, but only to the extent that holders exercised their Primary Rights.

On May 11, 2011, the Bankruptcy Court entered an order confirming the Plan of Reorganization. The Plan of Reorganization became effective on May 26, 2011 (the “Plan Effective Date”).

The Plan of Reorganization resulted in a change in control of Satmex upon the effectiveness of a separate share purchase agreement that was not binding solely on the confirmation of the Bankruptcy Court, for which reason fresh-start accounting has not been applied. Rather, the share purchase agreement resulted in a change in control executed among an interested group of investors acting together to mutually promote the transactions and subsequently collaborate on the control of Satmex. Given this fact and as a result of becoming substantially wholly-owned, in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-50-S99, New Basis of Accounting, Satmex is required to apply push-down accounting in its consolidated financial information. Accordingly, acquisition accounting adjustments are applied on a push-down basis to the accompanying unaudited consolidated financial statements. Acquisition accounting adjustments include adjustments necessary to allocate the value of the consideration paid to the identifiable tangible and intangible assets and liabilities of Satmex based on their fair values, including the related deferred income tax effects. A more detailed description of each of these acquisition accounting adjustments is described in Note 4.

Preliminary Fair Value Adjustments — The unaudited condensed consolidated financial statements reflect the allocation of the consideration paid to the fair value assigned to the net assets acquired. Fair market values included in the unaudited condensed consolidated financial statements were determined based on projections specific to our operations, reference to market rates and certain industry trends.

These values determined are considered preliminary, as Satmex is still in the process of identifying and measuring the amount of the consideration transferred, the fair value of the net assets acquired and the identification of all potential intangible assets as a result of the acquisition, for which reason such values, including the resulting bargain purchase amount, may fluctuate.

Consolidation of financial statements — The unaudited consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The activities of the entities in the consolidated group are described below:

	Direct and
	Indirect
	Ownership
Company	percentage	Activity

Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Enlaces offers private networks for voice, video and data as well as other value-added satellite services to retailers financial institutions and other commercial, government, educational and non-profit organizations, primarily in Mexico.

HPS Corporativo, S. de R. L. de C. V. (“HPS”)	99.97%	Incorporated on December 20, 2007 to provide administrative services exclusively to Enlaces.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite with a third party.

Alterna’TV International Corporation (“Alterna’TV International Corp.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.
Satmex Escrow, S.A.de C.V., was incorporated on March 8, 2011 solely to act as the issuer of the New Notes and was merged into Satmex on May 26, 2011.

Foreign currency transactions — For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into Satmex’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of June 30, 2011 and December 31, 2010, were $11.8103 and $12.3571, respectively), with the resulting effect included in other income and expense within results of operations.

3.	Significant accounting policies
A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:
a.
Cash and cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.
Concentrations of credit risk — Financial assets which potentially subject Satmex to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The principal customers of Satmex are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.; for Satellite services — telecommunications: Teléfonos de México, S.A. de C.V. and Telmex Perú, S.A. (“Telmex”); and for Satellite services — data transmission and Internet: Hughes Network Systems, LLC. For Programming distribution services (Alterna’TV International Corp.) Satmex’s principal customers are Direct TV and Comcast Cable Communications. For Broadband satellite services (Enlaces), the principal customers are Globalstar de México, S. de R. L. de C. V. and Grupo Wal-Mart de México.

Revenues provided by Satellite services, Broadband satellite and Programming distribution were obtained from:

	Six months ended	Year ended
	June 30, 2011	December 31, 2010
	%	%
Hughes Networks Systems, LLC.	15	17
Telmex	15	14
Other foreign customers	38	37
Other Mexican customers	32	32
c.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.
d.
Satellites and equipment — As of May 26, 2011, Satmex adopted applied push-down accounting as a result of the recapitalization transactions, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets and were assigned new lives. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets and/or quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex could expect to receive from such sale. As of December 31, 2010, satellites and equipment were also valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization of Satmex that became effective on such date.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. The estimated useful lives of the satellites as of June 30, 2011 are as follows:

	Average Years	Remaining useful life
Satellites in-orbit - original estimated useful life as determined by engineering analysis:

Satmex 6	15	11.69 years
Satmex 5	15	1.43 years
Solidaridad 2	14.5	0.25 years	(1)

(1)
In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to Satmex’s operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, Satmex estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011, began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, Satmex received the results of an independent study and based on that study, decided to de-orbit the satellite which Satmex plans to commence in October 2011. Satmex has advised the Mexican Secretary of Communications and Transporation of its plans. Satmex intends to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, Satmex anticipates transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The estimated useful lives of Satmex’s other equipment as of June 30, 2011 are as follows:

Average Years
Equipment:

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.

Satmex insures its satellites to cover any possible loss, except for that mentioned in Note 13. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period.

e.
Concessions — As of May 26, 2011, Satmex adopted applied push-down accounting as a result of the recapitalization transactions, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 31 years. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex. As of December 31, 2010, concessions were also valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization of Satmex that became effective on such date.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
f.
Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from Satmex’s satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite.
•	Changes in estimates of Satmex’s ability to operate the satellite at expected levels.
•	Changes in the manner in which the satellite is to be used.
•	The loss of one or several significant customer contracts on the satellite.
g.
Deferred financing costs — Satmex incurred certain issuance costs with respect to the issuance of the New Notes issued in May 2011. Specific and identifiable direct financing costs were capitalized in accordance with the provisions of FASB ASC 310-20-25-2, section 310-20-55 and are amortized using the effective interest method over the term of the New Notes.

h.
Goodwill and other intangible assets — As of December 31, 2010, goodwill represented the amount by which Satmex’s reorganization equity value, stemming from its 2006 reorganization, exceeded the fair value of Satmex’s net assets (exclusive of debt obligations) in accordance with the provisions of FASB ASC 805-10, Business Combinations. Pursuant to the provisions FASB ASC 350-10, Intangibles — Goodwill and Other, goodwill is not amortized and is subject to an annual impairment test that Satmex performs in the fourth quarter of each fiscal year. Goodwill was fully allocated to the satellite services segment level (operating segment or one level below an operating segment). FASB ASC 350-10, Intangibles — Goodwill and Other, requires a two step approach with respect to the goodwill impairment analysis. Satmex completed its annual goodwill impairment test in the fourth quarter of 2010 and determined that goodwill was not impaired. Goodwill was written-off on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions.

Intangible assets as of December 31, 2010 consisted primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The value of intangible assets was adjusted on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions. Intangible assets as of June 30, 2011 preliminarily represents contracted backlog, the fair value of which was calculated using the discounted cash flow approach. This intangible is amortized in accordance with the various contract maturities.

As Satmex’s acquisition price allocation is still in its preliminary stages, the value of goodwill and intangible assets may be subject to change.
i.
Labor obligations — In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.

j.	Provisions — Are recognized for current obligations that are the result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
k.
Income taxes — Satmex recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes, books and records are maintained in Mexican pesos, the Spanish language and Mexican Financial Reporting Standards. The enactment of IETU (Business Flat Tax) required management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on Satmex’s projections, it determined that in certain fiscal years it will pay ISR (regular Mexican income tax), while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and tax asset credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Based on Satmex’s projections of anticipated tax liability, it estimates that the tax loss carryforwards will not be fully utilized before their expiration.

l.
Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying unaudited condensed consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m.
Revenue recognition — Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.

To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, Satmex estimates, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from each purchaser and reconcile the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.

n.
Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. This obligation was recognized as deferred revenue with a corresponding increase in the value of the concessions, and was adjusted to its fair value in 2006 as a result of fresh-start accounting and again on May 26, 2011, as a result of adoption of the push-down accounting. Deferred revenue is amortized over 40 years using the straight-line method.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
o.
Use of estimates — The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

p.
Recently issued accounting pronouncements — On December 17, 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires that they perform Step 2 of such test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in FASB Accounting Standards Codification 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. The adoption of this standard did not have a material effect on the accompanying consolidated financial information.

4.	Recapitalization Transactions
To address future liquidity needs and enhance Satmex’s long-term growth and competitive position, the following actions have been taken:
•
the voluntary filing on April 6, 2011 by Satmex and its U.S. subsidiaries for protection under Chapter 11 of the Bankruptcy Code and confirmation (on May 11, 2011) and consummation (on May 26, 2011) of the Plan of Reorganization;

•	the conversion and cancellation of the Second Priority Old Notes into direct or indirect equity interests in reorganized Satmex;

•	the offering to holders of the Second Priority Old Notes of rights to purchase direct or indirect equity interests in reorganized Satmex;

•	the offering and sale of the New Notes;

•	the payment of distributions and reserves for distributions under the Plan of Reorganization, including the repayment of the First Priority Old Notes; and

•	the payment of fees and expenses related to the foregoing.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The consummation of the transactions discussed above on May 26, 2011 have significantly de-leveraged Satmex’s balance sheet, reduced its interest expense and have aided in the funding of the majority of the Satmex 8 program. As of December 31, 2010, Satmex had approximately $436,110 of total consolidated debt, as compared to $325,000 of total consolidated debt, after giving effect to the Transactions. Total consolidated debt increased by $4,018 to $440,128, as of May 26, 2011, due to payment-in-kind interest accruing on the Second Priority Old Notes. In addition, as of December 31, 2010 and June 30, 2011, Satmex had approximately $75,712 and $150,815 respectively of total cash and cash equivalents, as compared to $191,106 of cash and cash equivalents.

Under the terms of the Plan of Reorganization (which was approved by the Bankruptcy Court on May 11, 2011 and became effective on the Plan Effective Date), holders of claims against and interests in Satmex received the following treatment:

•
holders of the First Priority Old Notes received payment in full in cash of all outstanding principal and accrued but unpaid interest at the applicable non-default rate of 12% per annum under the terms of the First Priority Old Notes, without penalty or premium, as of May 27, 2011;

•	holders of Second Priority Old Notes received, subject to the execution and delivery of the applicable limited partnership and equityholders’ agreements:
•
their pro rata share of direct or indirect equity interests representing 7.146% of the economic interests in reorganized Satmex (subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the board of directors of reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Rights by the holders of Second Priority Old Notes who properly exercised their Primary Rights) (the “Conversion Interests”);

•
the right to subscribe for Primary Rights to invest in their pro rata share of direct or indirect equity interests representing 85.753% of the economic interests in reorganized Satmex (subject to dilution by any management incentive plan equity, as determined, adopted and approved by the board of directors of reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Rights); and

•	the right to subscribe for Follow-On Rights to invest in their pro rata share of direct or indirect equity interests issued in respect of the Follow-On Equity Funding Amount;
•
alternatively, holders of Second Priority Old Notes (other than the Backstop Parties) had the right to elect to receive, in lieu of the Conversion Interests, Primary Rights and Follow-On Rights, a cash payment of 38 cents for every U.S. dollar in principal amount of the Second Priority Old Note claims (including accrued paid-in-kind interest through the earlier of the Plan Effective Date and May 31, 2011) held by such electing holders (the “Liquidity Distribution Option”), which payment was funded by certain of the Supporting Second Priority Holders, who then succeeded to the rights of such electing holders (the “Liquidity Option Backstop Parties”);

•
aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the Debtors, including employees, trade creditors and other priority and non-priority creditors, were paid in the ordinary course during the resolution of our bankruptcy petition or in full on, or as soon as possible after, the Plan Effective Date; and

•	Satmex’s shareholders on May 26, 2011, received their pro rata share of $6,250 from Holdsat México and Investment Holdings BV as part of the stock purchase recapitalization transactions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The following information has been provided in order to compare the balance sheets of the predecessor registrant at May 26, 2011 and successor registrant at May 26, 2011. The adjustments are intended to recognize the impact of the recapitalization transactions on the relative fair values of Satmex’s assets, liabilities and shareholder’s equity on the effective date.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

	Unaudited	Unaudited		Unaudited		Unaudited
	Predecessor	Purchase				Successor
	Registrant	Accounting		Capitalization		Registrant
	May 26, 2011	Adjustments		adjustment		May 26, 2011
Assets

Current assets:
Cash and cash equivalents	$14,343	$—		$86,763	(c)	$191,106
				90,000	(c)
Accounts receivable — net	19,612	—		—		19,612
Inventories — net of allowance for obsolescence	660	—		—		660
Prepaid insurance	3,030	—		—		3,030

Total current assets	37,645	—		176,763		214,408

Satellites and equipment — net	187,044	74,636	(a)	—		261,680
Construction in progress — Satmex 8	141,124	—		—		141,124
Concessions — net	37,596	7,112	(a)	—		44,708
Intangible assets	5,853	96,243	(a)	—		102,096
Guarantee deposits and other assets	1,005	—		—		1,005
Deferred financing costs	—	—		18,247	(c)	18,247
Goodwill	32,502	(32,502	)(a)	—		—

Total	$442,769	$145,489		$195,010		$783,268

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Old debt	$238,237	$—		$(238,237	)(c)	$—
Accounts payable and accrued expenses	54,177	8	(a)	—		54,185
Deferred revenue	2,344	(73	)(a)	—		2,271
Accrued interest	5,426	—		(4,997	)(c)	429
Income tax payable	152	—		—		152
Deferred income taxes	156	—		—		156

Total current liabilities	300,492	(65)		(243,234)		57,193

Old Debt	201,892	—		(201,892	)(c)	—
New Debt	—	—		325,000	(c)	325,000
Deferred revenue	59,689	(1,961	)(a)	—		57,728
Accounts payable and accrued expenses	3,342	(561	)(a)	—		2,781
Labor obligations	943	—		—		943
Deferred income taxes	7,158	2,354	(b)	—		9,512

Total liabilities	573,516	(233)		(120,126)		453,157

Shareholders’ (deficit) equity:
Common stock:	46,764	—		206,889	(c)	343,653
	—	—		90,000	(c)
Accumulated deficit	(181,037)	—		18,247	(c)	(162,790)
Push down	—	145,722	(a)	—		145,722

	(134,273)	145,722		315,136		326,585
Noncontrolling interest	3,526	—		—		3,526

Total shareholders’ (deficit) equity	(130,747)	145,722		315,136		330,111

Total	$442,769	$145,489		$195,010		$783,268

(a)	Adjustments to reflect the fair value of net assets acquired.

Purchase Accounting Adjustments — The unaudited condensed consolidated financial statements reflect the allocation of the consideration paid to the fair value assigned to the net assets acquired. Fair market values included in the unaudited condensed consolidated financial statements were determined based on projections specific to our operations, reference to market rates and certain industry trends. These values determined are considered preliminary, as Satmex is still in the process of identifying and measuring the amount of the consideration transferred, the fair value of the net assets acquired and the identification of all potential intangible assets as a result of the acquisition, for which reason such values, including the resulting bargain purchase amount, may fluctuate.

(b)	Adjustments to recognize the deferred income tax effects of the adjustments in (a) above

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Capitalization Adjustments
(c)	To reflect (i) the payment of the First Priority Old Notes for $238,236 (ii) the Primary Rights offering for $90,000, (iii) the offering and sale of the New Notes and (iv) payment of debt issuance costs and other restructuring fees, interest and transaction costs of approximately $86,763, of which $18,247 were capitalized.
5.	Cash and cash equivalents

	Successor Registrant	Predecessor Registrant
	June 30, 2011	December 31, 2010

Cash	$2,458	$3,648
Cash equivalents (1)	148,357	72,064

	$150,815	$75,712

(1)	Satmex’s cash equivalents consist mainly of treasury bills with original maturities of less than 20 days.
6.	Accounts receivable

	Successor Registrant	Predecessor Registrant
	June 30, 2011	December 31, 2010

Customers	$11,807	$8,315
Allowance for doubtful accounts	(685)	(532)

	11,122	7,783

Recoverable income taxes	2,076	3,665
Recoverable value-added tax and tax withholdings	2,468	1,023
Other	718	655

	$16,384	$13,126

7.	Satellites and equipment

	Successor Registrant	Predecessor Registrant
	June 30, 2011	December 31, 2010

Satellites in-orbit	$246,751	$314,136
Satellite equipment, teleport and antennas	6,257	13,518
Furniture and fixtures	4,398	6,323
Leasehold improvements	286	2,704

	257,692	336,681
Accumulated depreciation and amortization	(4,694)	(140,348)

	252,998	196,333

ATP advanced payment for Satmex 7 (Note 14j)	2,600	2,600
Other construction in-progress	3,034	3,112

	$258,632	$202,045

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
For the periods from May 27 to June 30, 2011 (Successor Registrant), January 1 to May 26, 2011 and January 1 to June 30, 2010 (Predecessor Registrant), the depreciation and amortization expense related to satellites and equipment was $3,031, $15,185, and $17,817 respectively.
Satmex estimates that the Satmex 8 construction will be completed by July 2012. For the periods from May 27 to June 30, 2011 (Successor Registrant) and from January 1 to May 26, 2011 (Predecessor Registrant), interest expense of $1,373 and $4,199 respectively, was capitalized.
8.	Concessions

	Successor Registrant	Predecessor Registrant
	June 30, 2011	December 31, 2010

Orbital concessions	$41,740	$41,700
Public telecommunications network	2,968	2,248

	44,708	43,948
Accumulated amortization	(143)	(5,763)

	$44,565	$38,185

For the periods from May 27 to June 30, 2011 (Successor Registrant), January 1 to May 26, 2011 and January 1 to June 30, 2010 (Predecessor Registrant), amortization of concessions was $143, $588, and $706 respectively.
9.	Intangible assets
Intangible assets are as follows:

	Weighted
	average
	remaining	Successor Registrant		Predecessor Registrant
	amortization	June 30, 2011		December 31, 2010
	period		Accumulated		Accumulated
	(years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	10	$100,392	$4,405	$67,990	$61,660
Customer relationships (1)	7	1,704	20	2,128	1,307
Internally developed software and technology (2)	—			270	270
Landing rights (1)	1			60	55

		$102,096	$4,425	$70,448	$63,292

(1)	Using the income approach to determine fair values as of November 30, 2006, as a result of a previous reorganization and as of May 26, 2011, as a result of the recent recapitalization transactions.

(2)	Using the cost approach to determine fair values as of November 30, 2006, as a result of a previous reorganization and as of May 26, 2011, as a result of the recent recapitalization transactions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
For the period from May 27 to June 30, 2011 (Successor Registrant), January 1 to May 26, 2011 and January 1 to June 30, 2010 (Predecessor Registrant), amortization expense for these intangible assets was $4,425, $1,305, and $2,891, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2011 six months	$26,550
2012	36,669
2013	23,683
2014	5,554
2015	2,790
Thereafter	2,425

$97,671

10.	Old Debt — Predecessor Registrant
The balances, interest rates and due dates of the First Priority Old Notes and Second Priority Old Notes are as follows:

Predecessor Registrant
December 31, 2010
First Priority Old Notes at variable rate (10.50% plus the greater of the quarterly Eurodollar rate and 1.50%), due in 2011	$238,237

Second Priority Old Notes at annual fixed rate of 10.125%, due in 2013 (aggregate interest added to the principal is $57,873 at December 31, 2010)	197,873

Total debt	436,110

Less: Short-term maturity	238,237

$197,873

The First Priority Old Notes were repaid on May 27, 2011 and the Second Priority Old Notes were converted into direct or indirect equity interests in reorganized Satmex on May 27, 2011. See Note 4.
11.	Debt obligations
The balance, interest rate and due date of the New Notes are as follows:

Successor Registrant
June 30, 2011

New Notes at annual fixed rate of 9.5%, due in 2017	$325,000

The principal characteristics of the New Notes are as follows:
•	Maturity is on May 15, 2017.
•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.
•	Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
•	Optional redemption at any time prior to May 15, 2014 pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the New Notes, plus accrued an unpaid interest.
•	In the event of a change of control, the noteholders have the right to require Satmex to repurchase the New Notes at 101% of their issue price, plus accrued and unpaid interest.
•	If Satmex consummates an asset disposition and does not use the proceeds for the purposes specified in the indenture or receives insurance proceeds as a result of certain events, Satmex is required to use such proceeds to offer to repurchase a portion of the notes at 100% of their issue price plus accrued and unpaid interest.
The indenture related to the debt obligations issued by Satmex establishes other affirmative and negative covenants, common for this type of transaction.
12.	Shareholders’ equity
Successor Registrant
As a result of the recapitalization transactions and the application of the proceeds therefrom:
a.	Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.
The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities (if entities, only if 51.0% of the capital of such entities is also owned by Mexican individuals or entities). All Series A shares of reorganized Satmex are owned by Holdsat México, S.A.P.I. de C.V., a variable capital investment promoting society (sociedad anónima promotora de inversión de capital variable) organized and existing under the laws of Mexico (“Holdsat México”).
Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares are owned by Satmex International B.V., a limited liability company organized under the laws of the Netherlands (“Investment Holdings BV”); certain holders of the Second Priority Old Notes not eligible to invest through Investment Holding BV directly hold less than 1% of Series B Shares. Less than 0.03% of Series B shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan of Reorganization.
Series N shares entitle holders to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; and (vi) merger of Satmex with and into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. Over 99% of the Series N shares are owned by Investment Holdings BV. Less than 1% of the Series N shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series N shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan of Reorganization.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
b.	The capital of Satmex is 6,590,489,729.77 Mexican pesos, represented by 130,000,000 shares, divided as follows: (i) 117,000,000 Series N (or of “neutral investment”) shares representing 90% of the economic rights of Satmex; (ii) 6,370,000 Series B shares, representing 4.9% of the economic rights and 49% of the voting rights of Satmex; and (iii) 6,630,000 Series A shares, representing 5.1% of the economic rights and 51% of the voting rights of Satmex.

Shares
Fixed	Variable Capital
Class I	Class I I			Rights %
Series A	Series A	Series B	Series N	Voting	Economic

50,000	6,580,000	—	—	51.00000	5.10000

—	—	6,363,339	116,877,651	48.94876	94.80076
—	—	1,113	20,448	0.00856	0.01659
—	—	4,081	74,963	0.03139	0.06080
—	—	1,467	26,938	0.01128	0.02185

50,000	6,580,000	6,370,000	117,000,000	100%	100%

Predecessor Registrant
As of December 31, 2010 and until May 26, 2011, the authorized, issued and outstanding common stock was as follows (the capital structure of Satmex changed as a result of the recent recapitalization transactions):

Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100%	100%

The shareholding structure of Satmex consisted of ordinary, nominative Class I and Class II shares at no-par value, which are fully subscribed and paid in. The shares were divided into three series: Series A, which could only be subscribed or acquired by Mexican nationals under certain mechanisms established in Satmex’s bylaws; Series B and Series N, which could be freely subscribed, including by foreign investors.
c.	Through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed capital as required by Mexican General Corporate Law. Additionally, through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the Second Priority Old Notes which exceeded the principal ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value. As of December 31, 2010 and until May 26, 2011, the common stock of Satmex amounted to $46.8 million.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
d.	Prior to May 26, 2011, Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, was the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.
e.	Prior to May 26, 2011, Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, was the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.
f.	Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.
g.	As of December 31, 2010, the balance of the tax contributed capital account is $1,893,365, which is higher than shareholders’ deficit according to the consolidated balance sheets.
h.	After giving effect to the recapitalization transactions and the application of the proceeds therefrom, Satmex is owned principally by Holdsat México and Investment Holdings BV. Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that are not eligible to hold their interests through Investment Holdings hold shares of reorganized Satmex directly.
13.	Income taxes
a.	Enacted tax law changes in 2010 — On December 7, 2009, Mexico enacted new tax laws that became effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:
•	Provide for a temporary increase in the ISR rate.
•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.
The effects of these changes did not have a material effect on Satmex’s financial information.
Statutory income tax rates — Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.
In 2011 and 2010, the ISR rate was 30%. As a result of the 2010 Tax Reform, the ISR rate will be 30% until 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.
The IETU rate was 17.5% in 2011 and 2010.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Based on its projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.
b.	As of December 31, 2010, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount

2012	$69,095
2013	81,099
2014	29,881
2016	223,052
2017	24,143
2018	77,802

$505,072

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex has utilized tax loss carryforwards of $53,758 as of December 31, 2010.
Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $146,562 as of December 31, 2010, against the deferred tax assets.
14.	Contingencies and commitments
Satellite and insurance matters
a.	In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires on December 5, 2011, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.
The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.
b.	In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 5, which expires on December 5, 2011, and provides coverage for $90 million.
The Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. It also has another exclusion related to the anomaly from the channel 1C.
Satmex 5 is operating using the chemical propellant subsystem. Due to such XIPS failure, the estimated remaining life of the satellite is 1.43 years as of June 30, 2011. Such failure does not have an impact on the service capacity of Satmex 5.
The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 5 could have a material adverse effect on Satmex’s results of operations and financial position.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
c.	The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s geostationary end of life was expected in 2009. Any uninsured loss of Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.
Legal matters
d.	Management is not aware of any pending litigation against Satmex nor are its assets subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.
e.	On January 1, 2008, the IETU Law went into effect. Satmex, on one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted appeals against the IETU Law to minimize Satmex’s tax burden.
On March 22, 2010, the appeals submitted by Enlaces, the Service Companies and HPS against the IETU were denied due to the fact that the IETU Law was considered constitutional.
On June 14, 2010, through a court resolution, the appeal submitted by Satmex against the IETU Law was denied. Satmex has submitted a second appeal for review of such court decision.
Commitments
f.	Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right which gives SS/L the right to use, and benefit from, certain transponders until the end of the life of the Satmex 6 and Satmex 5 satellites. SS/L was not required to post a bond related to the usufruct arrangement.
In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SS/L has the right to receive the higher of a percentage of the net sale value of Satmex 6 and Satmex 5 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.
g.	Under the orbital concessions granted by the Mexican federal government, Satmex must provide satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.
h.	On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession Satmex is obliged to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government. For the six months ended June 30, 2011 and 2010, the fees paid were for an amount equivalent to $269 and $241, respectively.
i.	On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract for Satmex 8 (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, which will replace Satmex 5.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.
On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of Satmex 8. The Launch Services Agreement provides for the launch of Satmex 8 in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable prior to the launch date.
Satmex estimates that the total Satmex 8 program, including construction, launch and insurance, will cost approximately $331.6 million.
j.	On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for Satmex 7.
On October 2, 2009, Satmex, with the approval of SS/L, assigned ATP-S7 to Alterna’TV Corp. Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under ATP-S7 and unconditionally guaranteed to SS/L the due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under ATP-S7.
On December 3, 2010, Alterna’TV Corp. and SS/L entered into a Second Amendment to ATP-S7, to extend the term of the ATP-S7 to December 31, 2011.
We have no obligations beyond the $2.6 million already paid to SS/L.
k.	Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of October 2008 and ending in December 2013. For the six months ended June 30, 2011 and 2010, the rental expense was $249 and $246, respectively. The minimum future payments are as follows:

Years	Amount

2011 six months	$249
2012	498
2013	498

$1,245

l.	Future minimum revenues due from customers under non-cancelable operating lease contracts, which include penalty clauses in case of early termination, for transponder capacity on satellites in-orbit as of June 30, 2011, are as follows:

Years	Amount

2011 six months	$50,565
2012	76,602
2013	53,805
2014	13,773
2015	5,919
Thereafter	2,737

$203,401

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Other Matters
m.	Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.
n.	The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a list of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.
On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, according to which Satmex may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the primary and alternate control centers to third parties, as long as such segments are used for activities related to the subject matter of the property concession. Such amendment allows Satmex, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT. Therefore, on May 17, 2010, Satmex filed an authorization request to lease segments of the primary and alternate control centers to Enlaces, in order for the latter to locate their teleport as discussed above. Satmex is awaiting a response from the applicable governmental authority.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Management’s Discussion and Analysis of Financial Condition and Results of Operations
(In thousands of U.S. dollars)
Results of Operations for the six months ended June 30, 2011 compared to June 30, 2010
Revenue
Revenue for the six months ended June 30, 2011 was $64.5 million, compared to $63.9 million in June 30, 2010, an increase of approximately $0.6 million, or 0.9% . The increase was due to an increase of $0.3 million in broadband satellite services provided by Enlaces and an increase of $1.1 million in programming distribution services slightly partially offset by a decrease in fixed satellite services (FSS) of $0.8 million,.

	Six months ended
	June 30,
	2011	2010	Difference

• Satellite services	$52,288	$53,056	$(768)
• Broadband satellite services	6,427	6,204	223
• Programming distribution services	5,782	4,641	1,141

Total revenue	$64,497	$63,901	$596

The decrease of $0.8 million in FSS was due to an increase of $0.9 million in new contracts, offset by a decrease of $0.7 million of net capacity contracted by existing customers and a decrease of $1.0 million in expired contracts.
The increase of $1.1 million in Programming distribution services was due to an increase in new contracts of $0.8 million, and increase of $0.6 million in existing customers (Time Warner and Comcast), partially offset by a decrease of $0.3 million in Direct TV customers.
Operating Costs and Expenses
Operating costs and expenses increased $25.4 million to $72.6 million in 2011 (113% of revenues), from $47.2 million in 2010 (74% of revenues). The table below sets forth the components of our operating expenses:

	Six months ended
	June 30,
	2011	2010	Difference

• Operating costs	$9,508	$9,179	$329
• Selling and administrative expenses	9,682	7,579	2,103
• Restructuring expenses	28,769	9,057	19,712
• Depreciation and amortization	24,676	21,414	3,262

Total operating expenses	$72,635	$47,229	$25,406

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Costs
Operating costs for the first six months of 2011 increased $329 to $9.5 million, or 15% of revenues, compared to $9.2 million in 2010, or 14% of revenues. The table below sets forth the components of our operating costs:

	Six months ended
	June 30,
	2011	2010	Difference

• Satellite services	$5,297	$5,563	$(266)
• Broadband satellite services	990	1,141	(151)
• Programming distribution services	3,221	2,475	746

Total operating costs	$9,508	$9,179	$329

Satellite services costs decreased due a reduction of $0.3 million in satellite insurance costs and other net expenses.
Broadband satellite services costs decreased due to the reduction in costs associated with installation of antennas and maintenance of teleport and antennas.
Programming distribution services costs increased $0.7 million due to costs of transmission and fiber optics costs.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, increased by $2.1 million to $9.7 million in 2011 (15% of revenues), as compared to $7.6 million in 2010 (12% of revenues). The components of these expenses are shown below:

	Six months ended
	June 30,
	2011	2010	Difference

• Personnel cost	$5,724	$4,914	$810
• Cancelation performance bonus and sales bonus reserve 2009	—	(407)	407
• Allowance for doubtful accounts	743	91	652
• Advertising	143	50	93
• Non Deductible	230	141	89
• Other expenses	2,842	2,790	52

Total selling and administrative expenses	$9,682	$7,579	$2,103

The variance in personnel cost is primarily due to an increase of $1.2 million as a result of a reversal in 2010 of a performance bonus reserve of $0.4 million in Enlaces and service companies, and an increase of $0.8 million in salaries and fringe, wage taxes and other benefits at the FSS business and Enlaces.
The increase of $0.7 million in allowance for doubtful accounts in Enlaces was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $19.7 million to $28.8 million in 2011 from $9.1 million in 2010. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Depreciation and Amortization
Depreciation and amortization expense increased $3.3 million to $24.7 million in 2011, or 38% of revenues, compared to $21.4 million in 2010, or 34% of revenues. The table below sets forth the components of our depreciation and amortization expense:

	Six months ended
	June 30,
	2011	2010	Difference

• Contract backlog	$5,580	$2,695	$2,885
• Satmex 6	7,532	7,265	267
• Satmex 5	9,600	9,362	238
• Concessions	730	706	24
• Equipment for satellite, furniture and equipment and other	1,234	1,386	(152)

Total depreciation and amortization	$24,676	$21,414	$3,262

As of May 26, 2011, Satmex recognized, in connection with the adoption of push-down accounting treatment, an increase in intangible assets (contract backlog, customer relationship) reflecting the values that arose from the valuation and fair value of Satmex’s assets. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting May 26, 2011 as a consequence of this treatment.
Operating Income
For the six months ended June 30, 2011 the operating loss was $8.1 million compared to operating income of $16.7 million in 2010 for the reasons discussed above.
Interest Expense
Total interest cost for the six months ended June 30, 2011 was $18.8 million, compared to $22.4 million in 2010. The table below set forth the components of our interest expense:

	Six months ended
	June 30,
	2011	2010	Difference

• First Priority Old Notes interest	$12,275	$12,473	$(198)
• Second Priority Old Notes interest	8,649	9,933	(1,284)
• New Notes interest	3,156	—	3,156
• Interest capitalized in Satmex 8	(5,573)	—	(5,573)
• Amortization of deferred financing costs	253	—	253
• Other commissions	38	40	(2)

Total interest expense	$18.798	$22,446	$(3,648)

The decrease of $3.6 million was mainly due to the ability of Satmex to capitalize certain interests costs incurred in 2011 as a result of the commencement of construction of Satmex 8, partially offset by interest incurred on the New Notes.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Net Foreign Exchange Gain (Loss)
We recorded a foreign exchange gain for the first six months of 2011 of $291, and $6 in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the six months ended June 30, 2011, we recorded income tax expense of $4.6 million on a loss before income taxes of $26.4 million, while for the same period of 2010 we recorded income tax expense of $0.5 million on a loss before income taxes of $5.6 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
As a result of the aforementioned factors, the net loss attributable to Satmex for the six months of 2011 was $31.1 million, as compared to a loss of $6.3 million for the same period in 2010.
Results of Operations for the three months ended June 30, 2011 compared to June 30, 2010.
Revenue
Revenue for the three months ended June 30, 2011 was $31.9 million, compared to $32.1 million in June 30, 2010, a decrease of approximately $0.2 million, or 0.7% . The decrease was due to a decrease in fixed satellite services (FSS) of $1.0 million partially offset by an increase of $0.1 million in broadband satellite services provided by Enlaces and an increase of $0.7 million in programming distribution services.

	Three months ended
	June 30,
	2011	2010	Difference

• Satellite services	$25,654	$26,626	$(972)
• Broadband satellite services	3,241	3,201	40
• Programming distribution services	2,974	2,267	707

Total revenue	$31,869	$32,094	$(225)

The decrease of $1.0 million in FSS was due to an increase of $0.5 million in new contracts, offset by a decrease of $1.1 million of additional net capacity contracted by existing customers and a decrease of $0.4 million in expired contracts.
The increase of $0.7 million in Programming distribution services was due to an increase in new contracts of $0.4 million, and increase of $0.5 million in existing customers (Time Warner and Comcast), partially offset by a decrease of $0.2 million in Direct TV customers.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Costs and Expenses
Operating costs and expenses increased $19.4 million to $44.2 million in 2011 (139% of revenues), from $24.8 million in 2010 (77% of revenues). The table below sets forth the components of our operating expenses:

	Three months ended
	June 30,
	2011	2010	Difference

• Operating costs	$4,940	$4,733	$207
• Selling and administrative expenses	4,921	3,922	999
• Restructuring expenses	19,923	5,182	14,741
• Depreciation and amortization	14,454	10,971	3,483

Total operating expenses	$44,238	$24,808	$19,430

Operating Costs
Operating costs for the three months ended June 30, 2011 increased $207 to $4.9 million, or 16% as a percentage of revenue, compared to $4.7 million in 2010, or 15% as a percentage of revenue. The table below sets forth the components of our operating costs:

	Three months ended
	June 30,
	2011	2010	Difference

• Satellite services	$2,725	$2,832	$(107)
• Broadband satellite services	549	649	(100)
• Programming distribution services	1,666	1,252	414

Total operating costs	$4,940	$4,733	$207

Satellite services costs decreased due a reduction of $0.2 million in satellite insurance costs and other net expenses.
Broadband satellite services costs decreased due to the reduction in costs associated with installation of antennas and maintenance of teleport and antennas.
Programming distribution services costs increased $0.4 million due to programming costs of transmission costs and fiber optics cost.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, amounted to $4.9 million in 2011 (15% of revenues), as compared to $3.9 million in 2010 (12% of revenues). The table below sets forth the components of these expenses:

	Three months ended
	June 30,
	2011	2010	Difference

• Personnel cost	$2,908	$2,529	$379
• Cancelation performance bonus and sales bonus reserve 2009	—	(113)	113
• Allowance for doubtful accounts	302	115	187
• Advertising	105	49	56
• Non Deductible	199	67	132
• Other expenses	1,407	1,275	132

Total selling and administrative expenses	$4,921	$3,922	$999

The variance in personnel cost is primarily due to an increase of $0.5 million as a result of a reversal in 2010 of a performance bonus reserve of $0.1 million in service companies, an increase of $0.4 million in salaries and fringe, wage taxes and other benefits at the FSS business.
The increase in allowance for doubtful accounts in Enlaces of $0.2 million was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.
Restructuring Expenses
Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $14.7 million to $19.9 million in 2011 from $5.2 million in 2010. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.
Depreciation and Amortization
Depreciation and amortization expense increased $3.5 million to $14.5 million in 2011, or 45% as a percentage of revenue, compared to $11.0 million in 2010, or 34% as a percentage of revenue. The table below sets forth the components of our depreciation and amortization expense:

	Three months ended
	June 30,
	2011	2010	Difference

• Contract backlog	$4,875	$1,348	$3,527
• Satmex 6	3,899	3,633	266
• Satmex 5	4,672	4,967	(295)
• Concessions	377	353	24
• Equipment for satellite, furniture and equipment and other	631	670	(39)

Total depreciation and amortization	$14,454	$10,971	$3,483

As of May 26, 2011, Satmex recognized, in connection with the adoption of push-down accounting treatment, an increase in intangible assets (contract backlog, customer relationship) which reflected the values that arose from the valuation and fair value of Satmex’s assets. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting June 1, 2011 as a consequence of push down accounting treatment.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating Income
For the three months ended June 30, 2011, the operating loss was $12.4 million compared to the operating income of $7.3 million in 2010 due to the reasons mentioned above.
Interest Expense
Total interest cost for the three months ended June 30, 2011 was $8.1 million, compared to $11.9 million in 2010. The decrease of $3.8 million was due to:

	Three months ended
	June 30,
	2011	2010	Difference

• First Priority Old Notes interest	$4,760	$6,837	$(2,077)
• Second Priority Old Notes interest	3,344	5,042	(1,698)
• New Notes interest	3,156	—	3,156
• Interest capitalized in Satmex 8	(3,408)	—	(3,408)
• Amortization of deferred financing costs	253	—	253
• Other commissions	20	22	(2)

Total interest expenses	$8.125	$11,901	$(3,776)

Net Foreign Exchange Gain (Loss)
We recorded a foreign exchange gain for the three months ended June 30, 2011 of $118, and $38 in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the three months ended June 30, 2011, we recorded income tax expense of $4.4 million on a loss before income taxes of $20.3 million, while for the same period of 2010 we recorded income tax benefit of $2.0 million on a loss before income taxes of $4.5 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
As a result of the aforementioned factors, the net loss attributable to Satmex for the three months ended June 30, 2011 was $24.7 million, as compared to a net loss of $2.5 million for the same period in 2010.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART II — OTHER INFORMATION

Item 1.	Legal Matters
None.

Item 2.	Other Matters
Liquidity and Capital Resources
Satmex’s cash balance as of June 30, 2011 was $150.8 million compared to $75.7 million on December 31, 2010, an increase of $75.1 million.
Sources and Uses of Cash
Our operations for the six months ended June 30, 2011 generated $13.0 million in negative cash flow as a result of our net loss, which was only partially offset by our non-cash expenses, including $24.7 million of depreciation and amortization and $4.0 million of accrued, capitalized interest. Changes in operating assets and liabilities during the six months ended June 30, 2011 also negatively affected our cash flow by $20.1 million principally, as a result of slower collections of accounts receivable of $3.2 million and deferred financing costs of $18.2 million.
Investing Activities
Our net cash used in investing activities for the six months ended June 30, 2011 primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.
Financing Activities
Our net cash provided by financing activities for the six months ended June 30, 2011 was $176.7 million and reflects the shareholders’ capital contributions of $90.0 million, repayment of $238.2 million of the First Priority Old Notes and the issuance of the New Notes for $325 million.
We believe that after the recapitalization transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2011.

Item 3.	Exhibits
None.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 4.	Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S.A. de C.V. (Registrant)
Date: August 5, 2011	By:	/s/ Pablo Manzur y Bernabéu
(Signature)
Pablo Manzur y Bernabéu
General Counsel

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